U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                            ADVANCED FINANCIAL, INC.
                                  (Registrant)

                                     0-19485
                                (SEC FILE NUMBER)

                                    00753J602
                                 (CUSIP Number)


[X] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K
    [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

      For Period Ended:   March 31, 1999
                       __________________________________

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_______________________________________________
_______________________________________________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________

      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:   Not Applicable
_______________________________________________________________________________

Part I - Registrant Information
_______________________________________________________________________________

   Full Name of Registrant:                   Advanced Financial, Inc.
   Former Name if Applicable:                 Not Applicable
   Address of Principal Executive Officer:    911 Main Street
                                                   (Street and Number)
                                              Kansas City, MO  64105
                                                (City, State and Zip Code)


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_______________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached, if applicable.
_______________________________________________________________________________

Part III - Narrative
_______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

           The financial statements and audit of Advanced Financial, Inc. (the "Company") for fiscal year ended March 31, 1999 have not yet been completed for the following reasons: (i) in late1998, the United States Bankruptcy Court for the District of Kansas entered an order confirming the First Amended Joint Plan of Reorganization dated July 29, 1998 (the "Plan") of the Company and its wholly-owned subsidiary, AFI Mortgage, Corp.; (ii) the recapitalization of the Company and the other transactions contemplated by the Plan were effected in February 1999; and (iii) in February1999, the Company acquired Cannon Financial Company, a Kansas corporation ("Cannon"), as a wholly-owned subsidiary resulting in a requirement that the Company prepare and file with the Commission pro forma financial statements. Each of the above have made completion of the financial statements and preparation of the pro forma financial statements very complicated, expensive and time consuming. Because the financial statements of the Company have not been completed the audit of the Company's financial statements for and as of the fiscal year ended March 31, 1999 is still in process.
_______________________________________________________________________________

Part IV - Other Information
_______________________________________________________________________________

      (1) Name and telephone number of person to contact in regard to this notification.

           William B. Morris              816-842-0700
           (Name)                         (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding


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12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                               [   ]  Yes      [ X ]  No

          Current Report on Form 8-K/A No. 1 (date of report February 19, 1999) to be filed when pro forma financial statements regarding the registrant's acquisition of Cannon are completed.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ X ]  Yes      [   ]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           The Company anticipates a significant change in the results of operations for the fiscal year ended March 31, 1999 as compared to the results of operations for the fiscal year ended March 31, 1998 because in February 1999 the Company changed its operations when it acquired Cannon as a wholly-owned subsidiary. Cannon is engaged in the business of collecting non-performing receivables on behalf of third parties and collecting non-performing credit card receivables acquired for its own account. Because the financial statements and audit of the Company have not been completed, the Company is unable to make a reasonable estimate of its results of operations for the fiscal year ended March 31, 1999.


                            Advanced Financial, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 1999                    By:/s/ William B. Morris
                                          ------------------------------------
                                          William B. Morris,
                                          Senior Vice- President and Secretary